Form U-13-60

Mutual and Subsidiary Service Companies

ANNUAL REPORT

FOR THE PERIOD

Beginning January 1, 2004 and Ending December 31, 2004

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

NORTHEAST UTILITIES SERVICE COMPANY

A Subsidiary Service Company

Date of Incorporation - September 3, 1965

State of Sovereign Power under which Incorporated or

Organized - Connecticut

Location of Principal Executive Offices of Reporting

Company - Selden Street, Berlin CT 06037

Name, title, and address of officer to whom correspondence

concerning this report should be addressed:

John P. Stack, Vice President and Controller,

P.O. Box 270, Hartford, CT 06141-0270

Name of Principal Holding Company Whose Subsidiaries

are served by Reporting Company

NORTHEAST UTILITIES

INSTRUCTIONS FOR USE ON FORM U-13-60

1.

TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.

NUMBER OF COPIES

Each annual report shall be filed in duplicate.  The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.

PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year.  Subsequent reports should cover a calendar year.

4.

REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission.  If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5.

MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or hundreds thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (§210.3-0.1(b)).

6.

DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes.  (Regulation S-X (§210.3-0.1(c)).

7.

MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected.  A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.

DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Companies, Public Utility Holding Company Act of 1935, as amended by February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.

ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.

METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

	Schedule or	Page
Description of Reports or Statements	Account Number	Number
COMPARATIVE BALANCE SHEET	Schedule I	4-5

SERVICE COMPANY PROPERTY	Schedule II	6-7

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY	Schedule III	8

INVESTMENTS	Schedule IV	9

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES	Schedule V	10

FUEL STOCK EXPENSES UNDISTRIBUTED	Schedule VI	11

STORES EXPENSE UNDISTRIBUTED	Schedule VII	12

MISCELLANEOUS CURRENT AND ACCRUED ASSETS	Schedule VIII	13

MISCELLANEOUS DEFERRED DEBITS	Schedule IX	14

RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES	Schedule X	15

PROPRIETARY CAPITAL	Schedule XI	16

LONG-TERM DEBT	Schedule XII	17

CURRENT AND ACCRUED LIABILITIES	Schedule XIII	18

NOTES TO FINANCIAL STATEMENTS	Schedule XIV	19

COMPARATIVE INCOME STATEMENT	Schedule XV	20

ANALYSIS OF BILLING - ASSOCIATE COMPANIES	Account 457	21

ANALYSIS OF BILLING - NONASSOCIATE COMPANIES	Account 458	22

ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
AND NONASSOCIATE COMPANIES	Schedule XVI	23

SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT
OR SERVICE FUNCTION	Schedule XVII	24-25

DEPARTMENTAL ANALYSIS OF SALARIES		26

OUTSIDE SERVICES EMPLOYED		27

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2004	2003
		(Thousands of Dollars)

	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$ 127,477	$ 111,450
107	Construction work in progress (Schedule II)	4,866	11,184
	Total Property	132,343	122,634
108	Less accumulated provision for depreciation and
	amortization of service company property (Schedule III)	84,378	76,195
	Net Service Company Property	47,965	46,439

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	49,448	33,094
	Total Investments	49,448	33,094

	CURRENT AND ACCRUED ASSETS
131	Cash	-	-
134	Special deposits	125	-
135	Working funds	373	450
136	Temporary cash investments (Schedule IV)	575	25
141	Notes receivable	-	-
143	Accounts receivable	24,232	37,679
144	Accumulated provision of uncollectible accounts	(1,001)	-
146	Accounts receivable from associate companies (Schedule V)	295,536	328,476
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	93	(3)
163	Stores expense undistributed (Schedule VII)	-	-
165	Prepayments	34,932	40,950
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	354,865	407,577

	DEFERRED DEBITS
181	Unamortized debt expense	-	-
184	Clearing accounts	(14)	69
186	Miscellaneous deferred debits (Schedule IX)	26,910	28,113
188	Research, development, or demonstration
	expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	35,579	1,846
	Total Deferred Debits	62,475	30,028
	TOTAL ASSETS AND OTHER DEBITS	$ 514,753	$ 517,138

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		2004	2003
		(Thousands of Dollars)

	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$ -	$ -
211	Miscellaneous paid-in-capital (Schedule XI)	2,815	1,778
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	-	-
	Total Proprietary Capital	2,815	1,778

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	-	-
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-Term Debt	-	-

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	-	-
232	Accounts payable	49,645	39,993
233	Notes payable to associate companies (Schedule XIII)	211,000	278,100
234	Accounts payable to associate companies (Schedule XIII)	118,937	78,995
236	Taxes accrued	(7,709)	306
237	Interest accrued	-	-
238	Dividends declared	-	-
241	Tax collections payable	462	640
242	Miscellaneous current and accrued liabilities (Schedule XIII)	20,202	25,298
	Total Current and Accrued Liabilities	392,537	423,332

	DEFERRED CREDITS
253	Other deferred credits	94,438	96,256
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	94,438	96,256

282	ACCUMULATED DEFERRED INCOME TAXES	24,963	(4,228)
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$ 514,753	$ 517,138

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE II - SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES(1)	BALANCE AT CLOSE OF YEAR
		(Thousands of Dollars)
301	ORGANIZATION	$ -	$ -	$ -	$ -	$ -

303	MISCELLANEOUS INTANGIBLE PLANT	24,445	7,806	-	1,155	33,406

304	LAND AND LAND RIGHTS	-	-	-	-	-

305	STRUCTURES AND IMPROVEMENTS	-	-	-	-	-

306	LEASEHOLD IMPROVEMENTS	1,361	20	-	-	1,381

307	EQUIPMENT (2)	62,530	10,201	5,638	-	67,093

308	OFFICE FURNITURE AND EQUIPMENT	21,043	2,140	6	-	23,177

309	AUTOMOBILES, OTHER VEHICLES
	AND RELATED GARAGE EQUIPMENT	25	-	-	-	25

310	AIRCRAFT AND AIRPORT EQUIPMENT	-	-	-	-	-

311	OTHER SERVICE
	PROPERTY (3)	2,046	349	-	-	2,395
		111,450	20,516	5,644	1,155	127,477

107	CONSTRUCTION WORK IN
	PROGRESS (4)	11,184	(6,318)	-	-	4,866
	TOTAL	$ 122,634	$ 14,198	$ 5,644	$ 1,155	$ 132,343

(1)	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

	TRANSFER FROM WESTERN MASSACHUSETTS ELECTRIC COMPANY			$ 1,155
				$ 1,155

SCHEDULE II - CONTINUED

(2)

SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

	SUBACCOUNT DESCRIPTION	ADDITIONS	BALANCE AT CLOSE OF YEAR
		(Thousands of Dollars)

307NA	Automatic Data Processing Equipment	$ 6,130	$ 23,515
307NB	Construction Equipment	-	291
307NC	Other Communication Equipment	4,052	38,234
307NL	Research and Laboratory Equipment	69	4,492
307NM	Microwave Equipment	(25)	540
307NP	Printing and Stationery Equipment	(25)	21
		$ 10,201	$ 67,093

(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY: This account includes audio, visual, cafeteria, and training equipment.
(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS: This account includes data processing equipment and other general plant items.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE III
ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCT 403	RETIREMENTS	OTHER CHANGES (1) ADD/(DEDUCT)	BALANCE AT CLOSE OF YEAR
		(Thousands of Dollars)

301	ORGANIZATION	$ -	$ -	$ -	$ -	$ -

303	MISCELLANEOUS INTANGIBLE PLANT	13,159	5,624	-	878	19,661

304	LAND AND LAND RIGHTS	-	-	-	-	-

305	STRUCTURES AND IMPROVEMENTS	-	-	-	-	-

306	LEASEHOLD IMPROVEMENTS	685	34	-	-	719

307	EQUIPMENT	42,312	6,559	5,638	(80)	43,153

308	OFFICE FURNITURE AND FIXTURES	18,073	646	6	(39)	18,674

309	AUTOMOBILES, OTHER VEHICLES
	AND RELATED GARAGE EQUIPMENT	8	3	-	-	11

310	AIRCRAFT AND AIRPORT EQUIPMENT	-	-	-	-	-

311	OTHER SERVICE COMPANY PROPERTY	1,958	202	-	-	2,160
	TOTAL	$ 76,195	$ 13,068	$ 5,644	$ 759	$ 84,378

(1)	PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

	Intercompany and intracompany transfer of certain equipment

	TRANSFER FROM WESTERN MASSACHUSETTS ELECTRIC COMPANY			$ 731
				$ 731

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:

Complete the following schedule concerning investments.

Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments," list each investment.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
	(Thousands of Dollars)
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES	$ -	$ -

ACCOUNT 124 - OTHER INVESTMENTS:
RABBI Trust Investment (Supplemental Executive
Retirement Savings Plan)	33,094	49,448

Total - ACCOUNT 124	33,094	49,448

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS:
Goldman Sachs Money Market Fund, due January 2, 2004	25	-
Goldman Sachs Money Market Fund, due January 3, 2005	-	575

Total - ACCOUNT 136	25	575
	$ 33,119	$ 50,023

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

	BALANCE AT	BALANCE
	BEGINNING	AT CLOSE
DESCRIPTION	OF YEAR	OF YEAR
	(Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
Northeast Utilities	$ 24	$ 1,035
The Connecticut Light and Power Company	28,920	19,028
The Rocky River Realty Company	1,605	1,170
Holyoke Water Power Company	729	427
Holyoke Power and Electric Company	(12)	61
Western Massachusetts Electric Company	9,445	10,178
Public Service Company of New Hampshire	12,494	37,977
Properties, Inc.	11	169
North Atlantic Energy Corporation	(136)	54
North Atlantic Service Energy Corporation	1,433	-
The Quinnehtuk Company	6	390
Northeast Nuclear Energy Company	-	548
Charter Oak Energy, Inc.	-	3
Mode 1 Communications, Inc.	4	2
NU Enterprises, Inc.	72	122
Northeast Generation Company	75	1,263
Northeast Generation Services Company	2,228	2,713
NGS Mechanical, Inc.	2	1
E.S. Boulos Company	837	582
Select Energy, Inc.	3,237	4,713
Select Energy New York, Inc.	386	(10)
Select Energy Services, Inc.	898	1,032
Yankee Energy System, Inc.	8	(5)
Yankee Gas Services Company	5,085	650
NorConn Properties, Inc.	2	12
Yankee Energy Financial Services Company	5	102
Yankee Energy Services Company	-	(6)
Woods Electrical Co., Inc.	55	384
Woods Network Services, Inc.	25	111
CL&P Receivables Corporation	-	2,405
	67,438	85,111

NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
The Connecticut Light and Power Company	91,125	90,025
The Rocky River Realty Company	16,500	16,200
Holyoke Water Power Company	1,400	7,100
Western Massachusetts Electric Company	31,400	15,900
Public Service Company of New Hampshire	48,900	23,900
The Quinnehtuk Company	4,000	3,100
Northeast Generation Services Company	10,500	650
Select Energy Services, Inc.	1,250	13,250
Yankee Gas Services Company	67,500	29,600
NorConn Properties, Inc.	1,100	1,100
Yankee Energy Financial Services Company	3,600	3,600
Woods Electrical Co., Inc.	800	6,000
	278,075	210,425

ADVANCES FROM ASSOCIATE COMPANIES
Western Massachusetts Electric Company	(8,513)	-
Yankee Energy System, Inc.	(8,524)	-
	(17,037)	-
	$ 328,476	$ 295,536

222
For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:

Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

TOTAL PAYMENTS
(Thousands of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
The Connecticut Light and Power Company	$ 151,828
Charter Oak Energy Incorporated	5
CL&P Receivables Corporation	10,705
E. S. Boulos Company	537
Holyoke Power and Electric Company	(25)
Holyoke Water Power Company	2,005
Mode 1 Communication, Inc.	35
NorConn Properties, Inc.	12
North Atlantic Energy Corporation	(870)
North Atlantic Service Energy Corporation	(2,883)
Northeast Generation Company	10,026
Northeast Generation Services Company	19,211
Northeast Nuclear Energy Company	1,126
Northeast Utilities	3,502
NU Enterprises, Inc.	(154)
Properties, Inc.	457
Public Service Company of New Hampshire	196,259
Select Energy New York, Inc.	8,309
Select Energy Services, Inc.	2,325
Select Energy, Inc.	21,687
The Quinnehtuk Company	416
The Rocky River Realty Company	6,337
Western Massachusetts Electric Company	48,373
Woods Electrical Co., Inc.	142
Yankee Energy Financial Services Company	46
Yankee Energy Services Company	(87)
Yankee Energy System, Inc.	(3,599)
Yankee Gas Services Company	37,185
$ 512,910

Convenience payments result primarily from the following items:
Conservation	$ 1,708
Employee Pensions and Benefits	117,440
Engineering Services	4,296
Environmental Expenses	8,008
Fleet Leasing	6,781
Information Technology/Computers Services	4,407
Insurance	19,203
Legal Services	13,772
Net Power Exchange	(35,926)
Payroll Deductions	15,911
Payroll Funding	227,427
Postage - Customer Billing	6,218
Tax Payments	53,490
Telecommunication Expenses	3,450
Temporary Staffing	2,176
Tree Trimming	1,375
U.S. Department of Energy Fees	5,304
Miscellaneous (613 items)	57,870
$ 512,910

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:

Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
	(Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED	$ 431	$ 311	$ 742

The above fuel stock expenses are billed back to
each of the associated companies listed below:

Public Service Company of New Hampshire	(347)	(264)	(611)
Holyoke Water Power Company	(84)	(47)	(131)
Total	$ -	$ -	$ -

SUMMARY:

Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL
	(Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED	$ 597	$ 274	$ 871

The above stores expenses are billed back
to each of the companies listed below:

The Connecticut Light and Power Company	(350)	(161)	(511)
Public Service Company of New Hampshire	(172)	(79)	(251)
Western Massachusetts Electric Company	(54)	(25)	(79)
Yankee Gas Services Company	(21)	(9)	(30)
Total	$ -	$ -	$ -

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE VIII
MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE OF YEAR
(Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS	$ -	$ -
	$ -	$ -

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE IX
MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
	(Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Prepaid rent - Rocky River Realty Company	$ 16,135	$ 14,827
Unfunded supplemental executive retirement plan	3,271	3,944
Agents account clearing	1,354	1,255
Receivable from VEBA trust for retiree's medical/life claims	4,402	2,778
Deposit for transmission services	2,890	4,078
Employees performance payments	23	(17)
Unfunded fitness center activities	63	45
Miscellaneous (3 items at beginning and 2 items at end of year)	(25)	-
	$ 28,113	$ 26,910

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE X
RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

DESCRIPTION	AMOUNT
(Thousands
of Dollars)
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

EPRI dues	$ 580
Load Tap Changer (LTC)	75
Intelligent universal transformer	125
Miscellaneous, various project costs, etc.	279

The above expenses are billed back to each of the
associated companies listed below:

The Connecticut Light and Power Company	(790)
Northeast Utilities	(31)
Public Service Company of New Hampshire	(92)
Western Massachusetts Electric Company	(67)
Northeast Generation Services Company	(12)
Select Energy, Inc.	(26)
Select Energy Services, Inc.	(15)
Yankee Gas Services Company	(26)
Total	$ -

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XI

PROPRIETARY CAPITAL

				OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	NO.OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	5,000	$1.00	1	$1.00

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

	DESCRIPTION	AMOUNT

ACCOUNT 211 -	MISCELLANEOUS PAID-IN-CAPITAL	$ 1
-	ACCUMULATED OTHER COMPREHENSIVE INCOME:
	UNREALIZED GAIN ON SECURITIES	2,814
ACCOUNT 215 -	APPROPRIATED RETAINED EARNINGS	-
	Total	$ 2,815

INSTRUCTIONS:

Give particular concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the Uniform System of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	INCOME OR (LOSS)	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED
EARNINGS	$ -	$ -	$ -	$ -

Total	$ -	$ -	$ -	$ -

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE XII
LONG-TERM DEBT

INSTRUCTIONS:

Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIG. CLASS & SERIES OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR
(Thousands of Dollars)

ACCOUNT 223-ADVANCES FROM
ASSOCIATE				$ -	$ -	$ -	$ -	$ -
COMPANIES:

ACCOUNT 224-OTHER
LONG-TERM
DEBT:				-	-	-	-	-
		Total		$ -	$ -	$ -	$ -	$ -

(1) GIVE AN EXPLANATION OF DEDUCTIONS:

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:

Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE
	BEGINNING	AT CLOSE
DESCRIPTION	OF YEAR	OF YEAR
	(Thousands of Dollars)

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities	$ 194,600	$ 110,600
North Atlantic Energy Corporation	5,400	4,400
Northeast Nuclear Energy Company	32,900	31,600
NU Enterprises, Inc.	16,500	43,400
Northeast Generation Company	10,000	10,000
Mode 1 Communications, Inc.	3,600	1,300
Yankee Energy System, Inc.	1,700	4,600
Yankee Energy Services, Company	100	700
Select Energy, Inc.	1,800	900
Select Energy New York, Inc.	11,000	-
Woods Network Services, Inc.	500	-
Properties, Inc.	-	3,500
Total	$ 278,100	$ 211,000

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities	$ 831	$ 166
The Connecticut Light and Power Company	57,726	50,181
The Rocky River Realty Company	583	1,080
Public Service Company of New Hampshire	11,501	33,969
Western Massachusetts Electric Company	54	10,559
Select Energy, Inc.	146	5,475
Northeast Generation Service Company	15	6
Yankee Energy Services, Company	-	1,558
Yankee Gas Services Company	8,112	11,976
Northeast Nuclear Energy Company	27	727
North Atlantic Energy Service Corporation	-	1,619
North Atlantic Energy Corporation	-	1,002
E.S. Boulos Company	-	608
Woods Electrical Co., Inc.	-	2
Woods Network Services, Inc.	-	9
Total	$ 78,995	$ 118,937

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Performance reward program	$ 17,736	$ 10,908
Payroll accrual	3,229	4,736
Payroll deductions	4,213	4,249
Workforce reduction program	120	(80)
Consulting fee	-	389
Total	$ 25,298	$ 20,202

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

For the Year Ended December 31, 2004

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof.  Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Northeast Utilities Service Company (NUSCO or the company) is a wholly owned subsidiary of Northeast Utilities (NU).  The Connecticut Light and Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company, North Atlantic Energy Corporation, Holyoke Water Power Company, and Yankee Energy System, Inc. are also wholly owned by NU.  NUSCO provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU’s companies.

All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.

Public Utility Regulation

NU is registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and NU, including NUSCO, is subject to the provisions of the 1935 Act.

Revenues

The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of the agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and its affiliated utility companies.

Depreciation

The provision for depreciation is calculated using the straight-line method based on the estimated remaining useful lives of depreciable plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable.  Depreciation rates are applied to plant-in-service from the time they are placed in service.  When plant is retired from service, the original cost of plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.

2.

SHORT-TERM DEBT

Certain subsidiaries of NU are members of the NU Money Pool (Pool).  The Pool provides a more efficient use of the cash resources of NU, and reduces outside short-term borrowings.  NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies.  Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent.  NU parent may lend to the Pool but may not borrow.  Funds may be withdrawn from or repaid to the Pool at any time without prior notice.  Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate.

3.

PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

Pension Benefits:  NUSCO participates in a uniform noncontributory defined benefit retirement plan (Pension Plan) covering substantially all regular NU employees.  Benefits are based on years of service and the employees’ highest eligible compensation during 60 consecutive months of employment.  Pre-tax pension expense was $5.7 million in 2004 and pension income of $1.6 million in 2003.  These amounts exclude a net special termination expense of $0.7 million in 2004.  NUSCO uses a December 31 measurement date for the Pension Plan.

Pension Settlements, Curtailments and Special Termination Benefits:  As a result of litigation with nineteen former employees, in April 2004, NU was ordered by the court to modify its retirement plan to include special retirement benefits for fifteen of these former employees retroactive to the dates of their retirement and increased future monthly benefit payments.  In the third quarter of 2004, NU withdrew its appeal of the court’s ruling.  As a result, NUSCO recorded $0.7 million in special termination benefits related to this litigation in 2004.

There were no settlements, curtailments or special termination benefits in 2003.

Market-Related Value of Pension Plan Assets:  NUSCO bases the actuarial determination of pension plan expense on a market-related valuation of assets, which reduces year-to-year volatility.  This market-related valuation calculation recognizes investment gains or losses over a four-year period from the year in which they occur.  Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the fair value of assets.  Since the market-related valuation calculation recognizes gains or losses over a four-year period, the future value of the market-related assets will be impacted as previously deferred gains or losses are recognized.

Postretirement Benefits Other Than Pensions (PBOP):  NUSCO provides certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees (PBOP Plan).  These benefits are available for employees retiring from NU who have met specified service requirements.  For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree heath care cost.  These costs are charged to expense over the estimated work life of the employee.  NUSCO uses a December 31 measurement date for the PBOP Plan.  NUSCO annually funds postretirement costs through external trusts with amounts that are tax deductible.

Impact of New Medicare Changes on PBOP:  On December 8, 2003, the President signed into law a bill that expands Medicare, primarily by adding a prescription drug benefit starting in 2006 for Medicare-eligible retirees as well as federal subsidy to plan sponsors of retiree health care benefit plans who provide a prescription drug benefit at least actuarially equivalent to the new Medicare benefit.

Based on the current PBOP Plan provisions, NUSCO’s actuaries believe that NUSCO will qualify for this federal subsidy because the actuarial value of NUSCO’s PBOP Plan is estimated to be 60 percent greater than that of the standard Medicare benefit.  NUSCO will directly benefit from the federal subsidy for retirees who retired before 1991.  For other retirees, management does not believe that NUSCO will benefit from the subsidy because NUSCO’s cost support for these retirees is capped at a fixed dollar commitment.

Based on the most recent actuarial valuation as of January 1, 2004, the impact of the Medicare program has been revised from a $2.6 million decrease in the PBOP benefit obligation at December 31, 2003 to $4.2 million at January 1, 2004.  The total $4.2 million decrease consists of $2.6 million as a direct result of the subsidy for certain non-capped retirees and $1.6 million related to changes in participation assumptions for capped retirees and future retirees as a result of the subsidy.  The total $4.2 million decrease is currently being amortized as a reduction to PBOP expense over approximately 13 years.  For the year ended December 31, 2004, this reduction in PBOP expense totaled approximately $0.3 million, including amortization of the actuarial gain and a reduction in interest cost and service cost based on a lower PBOP benefit obligation.

PBOP Settlements, Curtailments and Special Termination Benefits:  There were no settlements, curtailments or special termination benefits in 2004 or 2003.

The following table represents information on the plans’ benefit obligation, fair value of plan assets, and the respective plans’ funded status.

	At December 31,
	Pension Benefits		Postretirement Benefits
(Millions of Dollars)	2004	2003	2004	2003
Change in benefit obligation
Benefit obligation
at beginning of year	$(398.1)	$(354.0)	$(77.8)	$(69.5)
Service cost	(10.3)	(8.8)	(1.4)	(1.1)
Interest cost	(24.5)	(23.9)	(4.9)	(5.1)
Medicare prescription drug benefit impact	-	-	-	2.6
Transfers	(5.8)	(13.9)	-	-
Actuarial loss	(24.6)	(20.3)	(14.7)	(13.8)
Benefits paid - excluding lump sum payments	22.0	21.4	7.7	9.1
Benefits paid - lump sum payments	-	1.4	-	-
Special termination benefits	(0.7)	-	-	-
Benefit obligation at end of year	$(442.0)	$(398.1)	$(91.1)	$(77.8)
Change in plan assets
Fair value of plan assets at beginning of year	$ 362.8	$ 293.7	$ 24.2	$ 22.9
Actual return on plan assets	44.8	78.0	3.4	4.9
Employer contribution	-	-	8.6	5.5
Benefits paid - excluding lump sum payments	(22.0)	(21.4)	(7.7)	(9.1)
Benefits paid - lump sum payments	-	(1.4)	-	-
Transfers	5.8	13.9	-	-
Fair value of plan assets at end of year	$ 391.4	$ 362.8	$ 28.5	$ 24.2
Funded status at December 31,	$ (50.6)	$ (35.3)	$(62.6)	$(53.6)
Unrecognized transition (asset)/obligation	(0.8)	(1.3)	11.9	13.4
Unrecognized prior service cost	14.7	16.5	-	-
Unrecognized net loss	66.1	55.8	43.1	31.1
Prepaid/(accrued) benefit cost	$ 29.4	$ 35.7	$ (7.6)	$ (9.1)

The accumulated benefit obligation for the Plan was $371.3 million and $338.6 million at December 31, 2004 and 2003, respectively.

The following actuarial assumptions were used in calculating the plans’ year end funded status:

	At December 31,
Balance Sheets	Pension Benefits		Postretirement Benefits
	2004	2003	2004	2003
Discount rate	6.00%	6.25%	5.50%	6.25%
Compensation/progression rate	4.00%	3.75%	N/A	N/A
Health care cost trend rate	N/A	N/A	8.00%	9.00%

The components of net periodic benefit (income)/expense are:

	For the Years Ended December 31,
	Pension Benefits		Postretirement Benefits
(Millions of Dollars)	2004	2003	2004	2003
Service cost	$ 10.3	$ 8.8	$ 1.4	$ 1.1
Interest cost	24.5	23.9	4.9	5.1
Expected return on plan assets	(33.1)	(34.2)	(1.8)	(2.9)
Amortization of unrecognized net transition (asset)/obligation	(0.5)	(0.5)	1.5	1.5
Amortization of prior service cost	1.8	1.8	-	-
Amortization of actuarial loss/(gain)	2.7	(1.4)	2.7	1.2
Other amortization, net	-	-	(0.1)	(0.1)
Total - net periodic expense/(income) before special termination benefits	5.7	(1.6)	8.6	5.9
Special termination benefit expense	0.7	-	-	-
Total - net periodic expense/(income)	$ 6.4	$ (1.6)	$ 8.6	$ 5.9

For calculating pension and postretirement benefit income and expense amounts, the following assumptions were used:

	For the Years Ended December 31,
Statements of Income	Pension Benefits	Postretirement Benefits
	2004	2003	2004	2003
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected long-term rate of return	8.75%	8.75%	N/A	N/A
Compensation/progression rate	3.75%	4.00%	N/A	N/A
Expected long-term rate of return-
Health assets, net of tax	N/A	N/A	6.85%	6.85%
Life assets and non-taxable health assets	N/A	N/A	8.75%	8.75%

The following table represents the PBOP assumed health care cost trend rate for the next year and the assumed ultimate trend rate:

	Year Following December 31,
	2004	2003
Health care cost trend rate assumed for next year	7.00%	8.00%
Rate to which health care trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2007	2007

The annual per capita cost of covered health care benefits was assumed to decrease by one percentage point each year through 2007.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans.  The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

(Millions of Dollars)	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$0.2	$(0.2)
Effect on postretirement benefit obligation	$2.9	$(2.6)

NUSCO’s investment strategy for its Pension Plan and PBOP Plan is to maximize the long-term rate of return on those plans’ assets within an acceptable level of risk.  The investment strategy establishes target allocations, which are regularly reviewed and periodically rebalanced.  NUSCO’s expected long-term rates of return on

Pension Plan assets and PBOP Plan assets are based on these target asset allocation assumptions and related expected long-term rates of return.  In developing its expected long-term rate of return assumptions for the Pension Plan and the PBOP Plan, NUSCO also evaluated input from actuaries and consultants as well as long-term inflation assumptions and NUSCO’s historical 20-year compounded return of approximately 11 percent.  The Pension Plan’s and PBOP Plan’s target asset allocation assumptions and expected long-term rate of return assumptions by asset category are as follows:

	At December 31,
	Pension Benefits	Postretirement Benefits
	2004 and 2003	2004 and 2003
Asset Category	Target Asset Allocation	Assumed Rate of Return	Target Asset Allocation	Assumed Rate of Return
Equity securities:
United States	45%	9.25%	55%	9.25%
Non-United States	14%	9.25%	11%	9.25%
Emerging markets	3%	10.25%	2%	10.25%
Private	8%	14.25%	-	-
Debt Securities: Fixed income	20%	5.50%	27%	5.50%
High yield fixed income	5%	7.50%	5%	7.50%
Real estate	5%	7.50%	-	-

The actual asset allocations at December 31, 2004 and 2003, approximated these target asset allocations.  The plan’s actual weighted-average asset allocations by asset category are as follows:

	At December 31,
	Pension Benefits		Postretirement Benefits
Asset Category	2004	2003	2004	2003
Equity securities:
United States	47%	47%	55%	59%
Non-United States	17%	18%	14%	12%
Emerging markets	3%	3%	1%	1%
Private	4%	3%	-	-
Debt Securities: Fixed income	19%	19%	28%	25%
High yield fixed income	5%	5%	2%	3%
Real estate	5%	5%	-	-
Total	100%	100%	100%	100%

Estimated Future Benefit Payments:  The following benefit payments, which reflect expected future service, are expected to be paid for the Pension and PBOP Plans:

	(Thousands of Dollars)
Year	Pension Benefits	Postretirement Benefits	Government Subsidy
2005	$ 21,032	$ 7,580	$ -
2006	21,220	7,680	329
2007	21,560	7,748	326
2008	21,958	7,553	319
2009	22,501	7,442	313
2010-2014	129,783	35,141	1,441

Government subsidy represents amounts expected to be received from the federal government for the new Medicare prescription drug benefit under the PBOP Plan.

Contributions:  NUSCO does not expect to make any contributions to the Pension Plan in 2005 and expects to make $10.2 million in contributions to the PBOP Plan in 2005.

Currently, NUSCO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

Postretirement health plan assets for non-union employees are subject to federal income taxes.

4.

LEASES

General

NUSCO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space.  The provisions of these lease agreements generally provide for renewal options.  At December 31, 2004 and 2003, NUSCO’s capital lease obligations and rental payments, including interest, charged to operating expenses were not material.  Operating lease rental payments charged to expense in 2004 and 2003 were $7.2 million and $2.9 million, respectively.

Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, at December 31, 2004 are as follows (millions of dollars):

Year

2005

$ 5.7

2006

5.6

2007

5.6

2008

5.5

2009

-

After 2009

   -

Future minimum lease payments

$22.4

Rocky River Realty Company

Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities used by NU’s companies.  During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee.  The repayment of these notes triggered the acceleration of rent paid by NUSCO to RRR.  These amounts were subsequently billed by NUSCO to the applicable NU operating subsidiaries in their proportionate amounts.  At December 31, 2004 and 2003, NUSCO has recorded long-term prepaid rent of $14.8 million and $16.1 million, respectively.  The asset is being amortized on a straight-line basis and will be fully amortized in 2017.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE XV
COMPARATIVE INCOME STATEMENT

ACCOUNT
NUMBER	DESCRIPTION	2004	2003
		(Thousands of Dollars)
	INCOME
457	Services rendered to associate companies	$ 272,590	$ 242,864
458	Services rendered to nonassociated companies	6,330	6,892
418	Nonoperating rental income	(192)	(166)
419	Interest and dividend income	1,973	153
421	Miscellaneous income or loss	551	(45)
456	Other electric revenues	75	86
	Total Income	281,327	249,784

	EXPENSE
500-559	Power production	5,287	6,036
560-579	Transmission	7,663	6,084
580-599	Electric distribution	4,471	4,546
870-894	Gas distribution	39	93
901-906	Customer accounting and collection expenses	9,268	9,712
907-910	Customer accounts expenses	7,211	6,780
911-917	Sales expenses	412	390
920	Administrative and general salaries	75,380	76,995
921	Office supplies and expenses	20,387	10,423
922	Administrative expense transferred-credit	-	-
923	Outside services employed	28,528	20,759
924	Property insurance	4	49
925	Injuries and damages	3,613	3,634
926	Employee pensions and benefits	37,957	25,665
928	Regulatory commission expenses	2,645	1,601
930.1	General advertising expenses	68	49
930.2	Miscellaneous general expenses	1,597	821
931	Rents	7,468	7,052
935	Maintenance of general plant	425	608
403	Depreciation expense	13,068	9,712
408	Taxes other than income taxes	11,471	9,684
409	Income taxes	(12,398)	1,311
410	Provision for deferred income taxes	6,474	5,459
411	Provision for deferred income taxes - credit	(6,767)	(7,841)
417.1	Expenses of nonutility operations	4	3
426.1	Donations	199	132
426.5	Other deductions	6,838	11,197
427	Interest on long-term debt	-	-
430	Interest on debt to associated companies	-	-
431	Other interest expense	244	50
	Total Expense	231,556	211,004

	COST OF SERVICE - BALANCE SHEET
107	Construction work in progress	36,531	35,185
108	Accumulated provision for depreciation	370	278
152	Fuel stock expenses undistributed	569	548
163	Stores expense undistributed	623	698
165	Prepayments	488	(1,286)
181	Unamortized debt expense	-	27
182	Other regulatory assets	1	1
184	Clearing accounts	1,122	1,014
186	Miscellaneous deferred debits	9,178	1,076
188	Research, development and demonstration expenses	4	-
228	Medical accrual	-	(215)
228	Environmental accrual	201	264
229	Accumulated provision for rate refunds	-	(65)
232	Accounts payable	10	167
236	Taxes accrued	700	1,125
242	Miscellaneous current and accrued liabilities	(47)	(49)
254	Other regulatory liabilities	21	12
	Total cost of service - balance sheet	49,771	38,780
	Net Income/(Loss)	$ -	$ -

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

ANALYSIS OF BILLING
ASSOCIATE COMPANIES
ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	(Thousands of Dollars)

	457-1	457-2	457-3

Northeast Utilities	$ 2,448	$ 130	$ -	$ 2,578
The Connecticut Light and Power Company	148,007	9,286	-	157,293
Public Service Company of New Hampshire	31,782	1,946	-	33,728
North Atlantic Energy Corporation	75	2	-	77
Western Massachusetts Electric Company	23,237	1,476	-	24,713
Holyoke Water Power Company	430	36	-	466
Holyoke Power and Electric Company	18	1	-	19
Yankee Energy System, Inc.	26	3	-	29
Yankee Gas Services Company	18,938	1,126	-	20,064
NORCONN Properties, Inc.	8	1	-	9
Yankee Energy Financial Services Company	15	1	-	16
Northeast Nuclear Energy Company	10	-	-	10
North Atlantic Energy Service Corporation	379	-	-	379
The Quinnehtuk Company	29	3	-	32
The Rocky River Realty Company	399	13	-	412
Properties, Inc.	11	1	-	12
NU Enterprises, Inc.	1,709	83	-	1,792
Northeast Generation Company	1,113	85	-	1,198
Northeast Generation Services Company	4,117	273	-	4,390
Mode 1 Communications, Inc.	49	4	-	53
Select Energy, Inc.	19,080	1,045	-	20,125
Select Energy New York, Inc.	830	48	-	878
Select Energy Services, Inc.	3,502	87	-	3,589
E.S. Boulos Company	591	2	-	593
NGS Mechanical, Inc.	1	-	-	1
Woods Electrical Co., Inc.	124	-	-	124
Woods Network Services, Inc.	10	-	-	10
Total	$ 256,938	$ 15,652	$ -	$ 272,590

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

ANALYSIS OF BILLING
NONASSOCIATE COMPANIES
ACCOUNT 458

NAME OF NONASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL COSTS	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
	(Thousands of Dollars)

	458-1	458-2	458-3		458-4

Connecticut Yankee Atomic
Power Company (2)	$ (20)	$ 1	$ -	$ (19)	$ -	$ (19)
Connecticut Valley Electric
Exchange (1)	5,884	356	-	6,240	-	6,240
New England Power Exchange (1)	109	-	-	109	-	109
Total	$ 5,973	$ 357	$ -	$ 6,330	$ -	$ 6,330

INSTRUCTIONS: Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and/or other services.

(2) Northeast Utilities Service Company supplies benefits administration services.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE XVI

ANALYSIS OF CHANGES FOR SERVICE ASSOCIATE AND NONASSOCIATE COMPANIES

NUMBER	DESCRIPTION OF ITEMS	ASSOCIATE COMPANY CHARGES	NONASSOCIATE COMPANY CHARGES	TOTAL CHARGES FOR SERVICE
		(Thousands of Dollars)

500-559	Power production	$ (1,062)	$ 6,349	$ 5,287
560-579	Transmission	7,663	-	7,663
580-599	Electric distribution	4,471	-	4,471
870-894	Gas distribution	39	-	39
901-906	Customer accounting and collection expenses	9,268	-	9,268
907-910	Customer service and informational expenses	7,211	-	7,211
911-917	Demonstrating and selling expenses	412	-	412
920	Salaries and wages	75,380	-	75,380
921	Office supplies and expenses	20,387	-	20,387
922	Administrative expense transferred-credit	-	-	-
923	Outside services employed	28,528	-	28,528
924	Property insurance	4	-	4
925	Injuries and damages	3,613	-	3,613
926	Employee pensions and benefits	37,957	-	37,957
928	Regulatory commission expense	2,645	-	2,645
930.1	General advertising expenses	68	-	68
930.2	Miscellaneous general expenses	1,597	-	1,597
931	Rents	7,468	-	7,468
935	Maintenance of structures and equipment	425	-	425
403	Depreciation and amortization expense	13,068	-	13,068
408	Taxes other than income taxes	11,471	-	11,471
409	Income taxes	(12,398)	-	(12,398)
410	Provision for deferred income taxes	6,474	-	6,474
411	Provision for deferred income taxes-credit	(6,767)	-	(6,767)
417.1	Expenses of nonutility operations	4	-	4
426.1	Donations	199	-	199
426.5	Other deductions	6,838	-	6,838
427	Interest on long-term debt	-	-	-
431	Other interest expense	244	-	244
	Total Expense	225,207	6,349	231,556

	COST OF SERVICE - BALANCE SHEET
107	Construction work in progress	36,531	-	36,531
108	Accumulated provision for depreciation	370	-	370
152	Fuel stock expenses undistributed	569	-	569
163	Stores expenses undistributed	623	-	623
165	Prepayments	488	-	488
182	Other regulatory assets	1	-	1
184	Clearing accounts	1,122	-	1,122
186	Miscellaneous deferred debits	9,197	(19)	9,178
188	Research, development and demonstration expenses	4	-	4
228	Environmental accrual	201	-	201
232	Accounts payable	10	-	10
236	Taxes accrued	700	-	700
242	Miscellaneous current and accrued liabilities	(47)	-	(47)
254	Other regulatory liabilities	21	-	21
	Cost of service - balance sheet	49,790	(19)	49,771

	Compensation for use of equity capital:
430	Interest on debt to associate companies	-	-	-
431	Other interest expense	-	-	-
	Total expenses	-	-	-

418	Nonoperating rental income	192	-	192
419	Interest and dividend income	(1,973)	-	(1,973)
421	Miscellaneous income or loss	(551)	-	(551)
456	Other electric revenues	(75)	-	(75)
	Total cost of service	$ 272,590	$ 6,330	$ 278,920

INSTRUCTION:

Total cost of service will equal, for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY For the Year Ended December 31, 2004 SCHEDULE XVII SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION
	DEPARTMENT OR SERVICE FUNCTION
ACCOUNT		TOTAL
NUMBER	DESCRIPTION	AMOUNT	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	(10)	(11)	(12)	(13)	(14)	(15)	(16)
		(Thousands of Dollars)
EXPENSE
500-559	Power production	$ 5,287	$ -	$ 123	$ 13	$ 82	$ 5,013	$ 28	$ -	$ -	$ 19	$ -	$ -	$ 5	$ 4	$ -	$ -	$ -
560-579	Transmission	7,663	7		1		7,663	6	3		3			(67)		44	3
580-599	Electric distribution	4,471		18	1,927	2	121	1	6		426			1,964	1	4	1
870-894	Gas distribution	39			21		4				14
901-906	Customer accounting and collection expenses	9,268		1	8,807	439					10			11
907-910	Customer accounts expenses	7,211		1	6,091		5		399		2			712		1
911-917	Sales expenses	412			15	396					1
920	Administrative and general salaries	75,380	984	18,114	5,472	6,097	1,836	4,896	1,924	400	5,841	2,563	222	7,478	12,207	5,946	1,400
921	Office supplies and expenses	20,387	132	7,509	484	677	324	273	92	58	482	40	62	1,961	8,158	89	46
922	Administrative expense transferred-credit	-
923	Outside services employed	28,528	7	13,330	542	1,318	1,130	1,448	209	800	3,926	564	1	1,932	2,654	66	601
924	Property insurance	4						4
925	Injuries and damages	3,613					1	8			2,778	826		4		(4)
926	Employee pensions and benefits	37,957		468	126		6	1	113		23,981	13,193		68	1
928	Regulatory commission expenses	2,645				147	1,128	1,370
930.1	General advertising expenses	68							68
930.2	Miscellaneous general expenses	1,597	20	255	27	214	343	40	327		357	73	10		(90)	20	1
931	Rents	7,468		7,269		2	3		46		37	3		62	20	23	3
935	Maintenance of general plant	425					10				409			6
403	Depreciation expense	13,068																13,068
408	Taxes other than income taxes	11,471																11,471
409	Income taxes	(12,398)																(12,398)
410	Provision for deferred income taxes	6,474																6,474
411	Provision for deferred income taxes - credit	(6,767)																(6,767)
417.1	Expenses of nonutility operations	4					4
426.1	Other deductions	199	4		119			33	18		19			5	1
426.5	Donations	6,838	67		80		58	2,456	206				3,560			411
427	Interest on long-term debt	-
430	Interest on debt to associated companies	-
431	Other interest expense	244																244
	Total Expense	231,556	1,221	47,088	23,725	9,374	17,649	10,564	3,411	1,258	38,305	17,262	3,855	14,141	22,956	6,600	2,055	12,092

BALANCE
SHEET
107	Construction work in progress	36,531	19	436	3,346	1,707	15,706	235	49		121		4	14,899		9
108	Accumulated provision for depreciation	370		88			174				11			97
152	Fuel stock expenses undistributed	569			569
163	Stores expense undistributed	623		111										512
165	Prepayments	488																488
182	Other regulatory assets	1									1
184	Clearing accounts	1,122	4		39			19			1			1,059
186	Miscellaneous deferred debits	9,178		38	8,951		83	14			51			62	(21)
188	Research, development, and demonstration expenses	4									4
228	Environmental accrual	201					2	7			192
232	Accounts payable	10																10
236	Taxes accrued	700																700
242	Miscellaneous current and accrued liabilities	(47)																(47)
254	Other regulatory liabilities	21						8			13
	Total Cost of Service - Balance Sheet	49,771	23	673	12,905	1,707	15,965	283	49	-	394	-	4	16,629	(21)	9	-	1,151
	Total Expenses Distributed	$ 281,327	$ 1,244	$47,761	$36,630	$11,081	$33,614	$10,847	$ 3,460	$ 1,258	$38,699	$17,262	$3,859	$30,770	$22,935	$6,609	$2,055	$13,243

INSTRUCTIONS:

Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System: Uniform System of Accounts)

See page 25 for explanation of above service functions.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE XVII
KEYS FOR SERVICE FUNCTIONS

KEYS	SERVICE FUNCTION
(1)	Chairman, President and Chief Executive Officer
(2)	Senior V.P. and Chief Financial Officer
(3)	President - Utility Group
(4)	President - Competitive Group
(5)	President - Transmission Group
(6)	Senior V.P., Secretary and General Counsel
(7)	V.P. - Corporate Communications
(8)	V.P. - Investor Relations
(9)	V.P. - Human Resources
(10)	V.P. and Treasurer
(11)	V.P. - Governmental Affairs
(12)	V.P. - Utility Group Services
(13)	V.P. - Accounting and Controller
(14)	V.P. - Regulatory and Governmental Affairs
(15)	Director - Internal Audit and Security
(16)	Corporate Expenses - unallocated

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY For the Year Ended December 31, 2004 DEPARTMENTAL ANALYSIS OF SALARIES

	DEPARTMENTAL SALARY EXPENSE				NUMBER OF
NAME OF DEPARTMENT	INCLUDED IN AMOUNTS BILLED TO				PERSONNEL
Indicate each dept. or service function.	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR
	(Thousands of Dollars)
Chairman, President and Chief Executive Officer	$ 1,024	$ 39	$ 985	$ -	3
Senior V.P. and Chief Financial Officer	21,229	255	20,974	-	355
President - Utility Group	22,232	-	22,232	-	308
President - Competitive Group	8,307	-	8,307	-	94
President - Transmission Group	21,979	1	19,051	2,927	263
Senior V.P., Secretary and General Counsel	6,902	217	6,683	2	67
V.P. - Corporate Communications	2,415	4	2,411	-	29
V.P. - Investor Relations	403	9	394	-	4
V.P. - Human Resources	8,183	-	8,183	-	93
V.P. and Treasurer	2,572	264	2,308	-	28
V.P. - Governmental Affairs	573	-	573	-	5
V.P. - Utility Group Services	19,008	7	19,000	1	144
V.P. - Accounting and Controller	8,301	77	8,218	6	110
V.P. - Regulatory and Governmental Affairs	6,112	-	6,112	-	72
Director - Internal Audit and Security	1,421	23	1,398	-	19
Total	$ 130,661	$ 896	$ 126,829	$ 2,936	1,594

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:

Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

	RELATIONSHIP
	"A"-ASSOCIATE
	"NA"-NON
FROM WHOM PURCHASED	ASSOCIATE	AMOUNT
		(Thousands
		of Dollars)

ADVERTISING SERVICES
MISCELLANEOUS (9 PAYEES)	NA	$ 196
TOTAL ADVERTISING SERVICES		$ 196

AUDITING SERVICES
DELOITTE & TOUCHE	NA	$ 115
TOTAL AUDITING SERVICES		$ 115

COMPUTER SERVICES
GE CAPITAL TECHNOLOGY	NA	$ 178
IBM CORPORATION	NA	5,105
INTELLIGENT TECHNOLOGY SYSTEMS, INC.	NA	368
WOODS NETWORK SERVICES, INC.	A	454
MISCELLANEOUS (12 PAYEES)	NA	256
TOTAL COMPUTER SERVICES		$ 6,361

ENGINEERING SERVICES
ABB, INC.	NA	$ 117
MISCELLANEOUS (5 PAYEES)	NA	55
TOTAL ENGINEERING SERVICES		$ 172

LEGAL SERVICES
CARMODY & TORRANCE LLP	NA	$ 178
DAY, BARRY & HOWARD	NA	237
STEPTOE & JOHNSON LLP	NA	1,461
MISCELLANEOUS (8 PAYEES)	NA	194
TOTAL LEGAL SERVICES		$ 2,070

PRINTING SERVICES
ALLIED PRINTING SERVICES, INC.	NA	$ 276
MISCELLANEOUS (4 PAYEES)	NA	216
TOTAL PRINTING SERVICES		$ 492

TEMPORARY EMPLOYMENT SERVICES
COMENSURA, INC.	NA	$ 9,850
ROBERT HALF INTERNATIONAL, INC.	NA	109
MISCELLANEOUS (3 PAYEES)	NA	27
TOTAL TEMPORARY EMPLOYMENT SERVICES		$ 9,986

TRANSFER AGENT FEES
THE BANK OF NEW YORK	NA	$ 714
TOTAL TRANSFER AGENT FEES		$ 714

OTHER SERVICES
ACCENTURE LLP	NA	$ 422
AVALLONE DIBELLA & ASSOCIATES	NA	104
BERENSON & COMPANY	NA	248
BOND AND COMPANY, INC.	NA	202
BRUCE D. KENYON	NA	244
CAMINUS CORPORATION	NA	144
CITIBANK NA	NA	591
COGNISA SECURITY, INC.	NA	514
COUNTERPANE INTERNET SECURITY, INC.	NA	101
CREDIT UNION NATIONAL ASSOCIATION	NA	135
DIGITAL INSPECTIONS	NA	207
DUPONT SYSTEMS	NA	408
EMC CORP	NA	508

ERGONOMIC GROUP	NA	1,149
ERNST & YOUNG LLP	NA	295
GARTNER GROUP, INC.	NA	116
THE GELFOND GROUP, INC.	NA	118
HEIDRICK & STRUGGLES, INC.	NA	294
HEWITT ASSOCIATES	NA	286
HEWLETT PACKARD	NA	123
INFOSYS TECHNOLOGIES LIMITED	NA	415
IOS CAPITAL	NA	246
ISSUES MANAGEMENT	NA	141
THE KALEEL JAMISON CONSULTING GROUP, INC.	NA	243
KPMG PEAT MARWICK	NA	387
LAZARD FRERES & CO LLC	NA	537
MERCER MANAGEMENT CONSULTING	NA	1,026
META GROUP, INC.	NA	240
MILLETTE ASSOCIATES PC	NA	168
MYSTIC AIR QUALITY CONSULTANTS	NA	131
OBVIENT STRATEGIES, INC.	NA	282
PAMELA E. SEARLE	NA	115
PATTERSON PRUDEN LLC	NA	137
PEARL MEYER & PARTNERS	NA	295
PINNACLE CALL CENTER SOLUTIONS	NA	1,908
PLATTS	NA	110
PRICEWATERHOUSE COOPERS LLP	NA	141
PRO FITNESS	NA	838
ROCKWELL INTERNATIONAL	NA	197
RYAN BUSINESS SYSTEMS, INC.	NA	162
SELECT ENERGY NEW YORK, INC.	A	181
SUMTOTAL SYSTEMS, INC.	NA	231
TOWERS PERRIN	NA	576
WATSON WYATT & CO	NA	175
MISCELLANEOUS (349 payees)	NA	4,679
TOTAL OTHER SERVICES		$ 19,770
TOTAL OUTSIDE SERVICES EMPLOYED		$ 39,876

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
VENDOR NAME	DESCRIPTION OF SERVICES RENDERED

AUDITING SERVICES
DELOITTE & TOUCHE	Provide professional services pertaining to Northeast Utilities
Service Companies retirement plan
COMPUTER SERVICES
GE CAPITAL TECHNOLOGY	Provide design, creation and management of IT infrastructure
IBM CORPORATION	Furnish integrated services including both hardware and software for the Asset Management system
INTELLIGENT TECHNOLOGY SYSTEMS, INC.	Provide production server support services
WOODS NETWORK SERVICES, INC.	Provide software and maintenance support services

ENGINEERING SERVICES
ABB, INC.	Provide consulting services pertaining to proposed transmission line

LEGAL SERVICES
CARMODY & TORRANCE LLP	Provide legal services on a requested basis
DAY, BERRY & HOWARD	Provide legal services on a requested basis
STEPTOE & JOHNSON LLP	Provide legal services on a requested basis

PRINTING SERVICES
ALLIED PRINTING SERVICES, INC.	Printing of Northeast Utilities annual reports

TEMPORARY EMPLOYMENT SERVICES
COMENSURA, INC.	Temporary labor services
ROBERT HALF INTERNATIONAL, INC.	Temporary labor services

TRANSFER AGENT FEES
THE BANK OF NEW YORK	Provide agent fee services

OTHER SERVICES
ACCENTURE LLP	Provide consulting integration services
AVALLONE DIBELLA & ASSOCIATES	Provide lobbying services
BERESON & COMPANY	Provide professional services
BOND AND COMPANY, INC.	Provide consulting services related to government affairs and strategic planning
BRUCE D. KENYON	Provide consulting services
CAMINUS CORPORATION	Provide professional services
CITIBANK NA	Furnish insurance imprest fund
COGNISA SECURITY, INC.	Provide uniformed security guard services
COUNTERPANE INTERNET SECURITY, INC.	Provide standard managed security monitoring
CREDIT UNION NATIONAL ASSOCIATION	Provide rental space for government affairs
DIGITAL INSPECTIONS	Provide professional services pertaining to transmission line thermal capabilities
DUPONT SYSTEMS, INC.	Provide professional services pertaining to real estate mapping
EMC CORPORATION	Provide professional services relating to disaster recovery plan
THE ERGONOMIC GROUP	Provide desktop support services
ERNST & YOUNG LLP	Provide professional services pertaining to real estate
GARTNER GROUP, INC.	Provide research/advisory services
THE GELFOND GROUP, INC.	Provide professional services pertaining to employee survey
HEIDRICK & STRUGGLES, INC.	Provide professional services for executive search
HEWITT ASSOCIATES	Furnish consulting and actuarial services related to company pension plans
HEWLETT PACKARD	Provide computer relocation service
INFOSYS TECHNOLOGIES LIMITED	Provide services for customer services integration workstation project
IOS CAPITAL	Provide computer maintenance services
ISSUES MANAGEMENT	Provide consulting and lobbying services
THE KALEEL JAMISON CONSULTING GROUP, INC.	Provide consulting services
KPMG PEAT MARWICK	Provide services primarily relating to Sarbanes-Oxley
LAZARD FRERES & CO LLC	Provide professional services
MERCER MANAGEMENT CONSULTING	Provide consulting services relating to corporate and support services
META GROUP	Provide research services
MILLETTE ASSOCIATES P.C.	Provide onsite physician services to NU
MYSTIC AIR QUALITY CONSULTANTS	Provide consulting services related to air quality
OBVIENT STRATEGIES, INC.	Provide a comprehensive project scheduling and financial management system
PAMELA E. SEARLE	Provide consulting services pertaining to human resource process
PATTERSON PRUDEN LLC	Provide IT consulting services for the CS DEX project
PEARLE MEYER & PARTNERS	Provide consulting services on senior management compensation
PINNACLE CALL CENTER SOLUTIONS	Provide call center business process consulting services
PLATTS	Provide RDI services
PRICEWATERHOUSE COOPERS LLP	Provide professional services rendered in connection with risk reporting project
PRO FITNESS	Furnish consulting services to develop the WellAware Program
ROCKWELL INTERNATIONAL	Provide maintenance support services to customer service centers
RYAN BUSINESS SYSTEM, INC.	Provide copier/MFD equipment and service
SELECT ENERGY NEW YORK, INC	Provide IT contractors and advertising
SUMTOTAL SYSTEMS, INC.	Provide professional services
TOWERS PERRIN	Provide actuarial services
WATSON WYATT & CO	Provide consulting services related to pension calculation system

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT
(Thousands
of Dollars)

Pension Plan	$ 13,394
Supplemental Retirement and Savings Plan	3,234
Group Life, Long-term Disability, Hospital
and Medical Insurance Expenses	11,404
Post Retirement Medical Benefit - FAS 106	9,012
Other Employee Benefits Expenses	913
Total	$ 37,957

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION/NAME OF PAYEE	AMOUNT
(Thousands
of Dollars)

PRINTING SERVICES
BORDEAUX COMPANY	$ 19
COLE GROUP DESIGN, INC.	30
THE E R HITCHCOCK COMPANY, INC.	6

OTHER SERVICES
SBC SNET	3
VERIZON	7
MISCELLANEOUS (4 PAYEES)	3
Total	$ 68

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS:

Provide a listing of the amount included in Account 930, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
(Thousands
of Dollars)

Information technology	$ 236
Shareholder reports and meetings	63
Research and development	392
Employee development	15
Other miscellaneous expenses (44 items)	891
Total	$ 1,597

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

RENTS

INSTRUCTIONS: Provide a listing of "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY	AMOUNT
(Thousands
of Dollars)

Buildings/office space	$ 6,326
Computer/office equipment	6,156
Total	$ 12,482

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:

Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1)Other than U.S. Government taxes, and (2) U.S Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT
(Thousands
of Dollars)

(1) Other Than U.S. Government Taxes:

Connecticut unemployment	$ 753
Massachusetts unemployment	1
Local property	654
Connecticut sales tax	107
Other	32
1,547

(2) U.S. Government Taxes:

Federal Insurance Contribution Act	7,458
Medicare tax	2,367
Federal unemployment	99
9,924
Total	$ 11,471

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:

Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Carol E. MacDonald	In-kind Services	$ 20
New England Legal Foundation	In-kind Services	18
H. W. Graphics	In-kind Services	18
United Negro College Fund	Educational Grant	17
Rensselaer Polytechnic Institute	Educational Grant	10
Brooks Design	In-kind Services	10
Eurest Dining Services	In-kind Services	9
Conn. Minority Supplier Development Council, Inc.	In-kind Services	6
Hartford Education Foundation Inc.	Educational Grant	5
The Connecticut Lawyers Group, Inc.	In-kind Services	5
Connecticut Urban Legal Initiative, Inc.	In-kind Services	5
Albany Law School	Educational Grant	4
Marriott International	In-kind Services	3
GE Capital Technology	In-kind Services	3
Hartford Postmaster	In-kind Services	3
Miscellaneous (66 payees)	Charitable Contributions, In-kind Services
	and Educational Grants	63
Total		$ 199

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions," classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT
		(Thousands
		of Dollars)

Executive incentive
compensation plan	Various NUSCO Officers	$ 4,283

Government relation
expenditures	Bond & Company	202
	Gaffney, Bennett and Associates, Inc.	186
	Issues Management	162
	Price Waterhouse Coopers LLP	143
	Avallone Dibella & Associates	104
	Levy & Droney, PC	104
	Miscellaneous (46 items)	1,379

Contributions	Miscellaneous (100 items)	198

Communication services	Miscellaneous (15 items)	77
Total		$ 6,838

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the Year Ended December 31, 2004

SCHEDULE XVIII
NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:

The space below is provided for important notes regarding the statement of income or any account thereof.  Furnish particulars as to any significant increases in services rendered or expenses incurred during the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 19 through 19G.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

ORGANIZATION CHART (AS OF DECEMBER 31, 2004)

Chairman, President and Chief Executive Officer

- Senior Vice President and Chief Financial Officer
- Vice President and Treasurer
- Vice President - Investor Relations
- Vice President - Accounting and Controller

- President - Competitive Group

- President - Utility Group
- Vice President - Utility Group Services

- Senior Vice President, Secretary and General Counsel
- Vice President - Corporate Communications
- Vice President - Regulatory and Governmental Affairs
- Vice President - Governmental Affairs

- Vice President - Human Resources

- President - Transmission Group

- Director - Internal Audit and Security

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
For the year ended December 31, 2004

METHODS OF ALLOCATION

1)	Conservation and Load Management Programs, Labor and Expenditures
2)	Customers
3)	Direct Charged Costs
4)	Employees
5)	Facilities Floor Space
6)	Forecasted Departments' Work Plan
7)	Fuel Purchased
8)	Gross Plant Assets
9)	Invoices Processed
10)	Materials and Supplies
11)	Megawatt Hour Sales
12)	Operating Revenues
13)	Payroll
14)	PC Counts
15)	Peak Load
16)	Software Applications
17)	Vehicles
18)	Work Order Back Log

NOTE: Allocations may include a combination of the above factors.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

During 2004, there was no compensation for use of capital
billed to the associated companies.

ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935
and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY
(Name of Reporting Company)

By:	/s/John P. Stack
(Signature of Signing Officer)

John P. Stack, Vice President - Accounting and Controller
(Printed Name and Title of Signing Officer)

Date: April 29, 2005